Exhibit 99.1

April 24, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE FIRST QUARTER FINANCIAL

RESULTS ON MAY 2, 2018

CONFERENCE CALL AND WEBCAST ON MAY 3, 2018

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) has scheduled the release of its first quarter 2018 financial results for Wednesday, May 2, 2018 after market close.

A conference call and webcast will be held on Thursday, May 3, 2018 at 2:00 p.m. Eastern Time (11:00 a.m. Pacific Time) to discuss the results. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 281 7973
International Toll:	+1 323 794 2093
Conference ID:	4742165

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

Page - 2

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll Free:    1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com
www.greatpanther.com